UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number 001-36302

Sundance Energy Australia Limited

(Translation of registrant’s name into English)

633 17th Street, Suite 1950
Denver, CO  80202

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sundance Energy Australia Limited

Date: April 30, 2014	By:	/s/ Cathy L. Anderson
	Name:	Cathy L. Anderson
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Announcement, dated April 29, 2014, to Australian Securities Exchange: Operations Update
99.2	Announcement, dated April 29, 2014, to Australian Securities Exchange: Quarterly Activities and Cashflow Reports
99.3	Announcement, dated April 29, 2014, to Australian Securities Exchange: Quarterly Earnings Call — Presentation
99.4	Announcement, dated April 30, 2014, to Australian Securities Exchange: 2013 Annual Report